CMN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND PERIOD FROM INCEPTION
(JANUARY 5, 2022) TO DECEMBER 31, 2022
(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CMN, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of CMN, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and period from Inception (January 5. 2022) to December 31, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 1, 2024
Los Angeles, California

CMN INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	675	$	208
Acccounts Receivable, net		3,500		-
Due from Related Parties		64,048		144,609
Total Current Assets		**68,222**		**144,817**
Total Assets	$	**68,222**	$	**144,817**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Due to Related Parties	$	1,650	$	150
Total Current Liabilities		**1,650**		**150**
Total Liabilities		**1,650**		**150**
STOCKHOLDERS EQUITY				
Common Stock		10,500		10,500
Additional Paid in Capital		405,084		380,084
Retained Earnings/(Accumulated Deficit)		(349,011)		(245,917)
Total Stockholders' Equity		**66,572**		**144,667**
Total Liabilities and Stockholders' Equity	$	**68,222**	$	**144,817**

See accompanying notes to financial statements.

CMN INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net Revenue	$	30,000	$	2,300
Cost of Goods Sold		-		-
Gross profit		30,000		2,300
Operating expenses				
General and Administrative		22,967		73,805
Research and Development		73,784		156,329
Sales and Marketing		36,344		18,083
Total operating expenses		133,094		248,217
Operating Income/(Loss)		(103,094)		(245,917)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(103,094)		(245,917)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(103,094)**	**$**	**(245,917)**

See accompanying notes to financial statements.

CMN INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount						
Balance at January 5, 2022 (Inception)								
Issuance of Stock	10,500,000	$ 10,500	$	380,084			$	390,584
Net income/(loss)						(245,917)		(245,917)
Balance—December 31, 2022	10,500,000	10,500		380,084	$	(245,917)	$	144,667
Capital contribution				25,000				25,000
Net income/(loss)						(103,094)		(103,094)
Balance—December 31, 2023	**10,500,000**	**$ 10,500**	**$**	**405,084**	**$**	**(349,011)**	**$**	**66,572**

See accompanying notes to financial statements.

CMN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(103,094)	$	(245,917)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts receivable, net		(3,500)		-
Due from Related Parties		80,561		(144,609)
Due to Related Parties		1,500		150
Net cash provided/(used) by operating activities		**(24,534)**		**(390,376)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		25,000		390,584
Net cash provided/(used) by financing activities		**25,000**		**390,584**
Change in Cash		466		208
Cash—beginning of year		208		-
Cash—end of year	$	**675**	$	**208**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

CMN Inc. was incorporated on January 5, 2022 in the state of Nevada. The financial statements of CMN Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada. The Company operates in software development for social media, marketing, and generation of content. Turnkey digital marketing and data collection platforms for the underserved media lifestyle markets, with an initial focus on WeedTV — a content. Weed TV aims to start generating revenues from two main sources: advertising and licensing fees. CMN's content streaming platform creates a highly interactive social media experience for the user and what we believe to be an innovative approach to monetizing media by creating a content marketplace and business model through the use of technology where content equals commerce. WeedTV — is a content streaming platform for cannabis enthusiasts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Income Taxes

CMN, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from WeedTV — a content, where income comes from two main sources: advertising and licensing fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $36,344 and $18,083, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 1, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 60,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 10,500,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock at a par value of $0.001 par value. As of December 31, 2023, and December 31, 2022, no shares have been issued and are outstanding.

4. DEBT

The Company has no debt outstanding on December 31, 2023.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (21,650)	$ (51,643)
Valuation Allowance	21,650	51,643
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (73,292)	$ (51,643)
Valuation Allowance	73,292	51,643
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $349,011, and the Company had state net operating loss ("NOL") carryforwards of approximately $349,011. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2023 and 2022, the Company borrowed money from CTCNV for the purpose of funding continuing operations. The loan bears no interest and is payable at a future date to be determined by management. CTCNV and CMN Inc. have the same president and major shareholder, Mark Bradley. As of December 31, 2023, and December 31, 2022, the outstanding balance due to CTCNV stands at $1,650 and $150, respectively, with both amounts classified under current liabilities.

During 2023 and 2022, the Company lent money to GLFI for the purpose of funding continuing operations. The loan bears no interest and is payable at a future date to be determined by management. GLFI and CMN, Inc. share the same president and major shareholder, Mark Bradley. As of December 31, 2023, and December 31, 2022, the outstanding balance due from GLFI stands at $44,461 and $138,374, respectively, with both amounts classified under current assets.

During 2023 and 2022, the Company lent money to Green Leaf Holdings for the purpose of funding continuing operations. The loan bears no interest and is payable at a future date to be determined by management. Green Leaf Holdings and CMN, Inc. have the same president and major shareholder, Mark Bradley. As of December 31, 2023, and December 31, 2022, the outstanding balance due from Green Leaf Holdings stands at $19,587 and $6,235, respectively, with both amounts classified under current assets.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 1, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $103,094, an operating cash flow loss of $24,534, and liquid assets in cash of $675, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.